

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Craig Finster
Chief Financial Officer
Versus Systems Inc.
6701 Center Drive West, Suite 480
Los Angeles, CA 90445

> **Re: Versus Systems Inc.**
> **Registration Statement on Form F-1**
> **Filed November 30, 2021**
> **File No. 333-261423**

Dear Mr. Finster:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1

General

1. We note that you recently closed your acquisition of Xcite Interactive, Inc. Please tell us what consideration you have given to providing financial statements and pro forma financial information for Xcite pursuant to Rule 3-05 and Article 11 of Regulation S-X. Please provide the significance computations set forth in Rule 1-02(w) of Regulation S-X to support your conclusions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: M. Ali Panjwani